Morgan, Lewis & Bockius LLP

101 Park Avenue | New York, NY 10178

April 30, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:  John Reynolds

Assistant Director, Office of Beverages, Apparel and Mining

Re:                             Dr Pepper Snapple Group, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed March 8, 2018

File No. 001-33829

Dear Mr. Reynolds,

Thank you for your letter of April 4, 2018 (the “Comment Letter”) containing the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission relating to the Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”) of Dr Pepper Snapple Group, Inc. (“DPSG”), which was filed on March 8, 2018.  DPSG is filing a revised Preliminary Proxy Statement on Schedule 14A (the “Revised Proxy Statement”), which includes revisions made to the Preliminary Proxy Statement in response to the Comment Letter, simultaneously with this letter. Please note that the Revised Proxy Statement no longer contains one of the two stockholder proposals included in the Preliminary Proxy Statement (referred to as the “pesticide proposal”).  The proponent of this proposal has voluntarily withdrawn it.  The Revised Proxy Statement also includes other changes that are intended to update, clarify and render more complete the information contained therein.

The numbered paragraphs and headings below correspond to the headings set forth in the Comment Letter.  Each of your comments is set forth in bold, followed by DPSG’s response to such comment.  The page numbers in the bold captions refer to pages in the Preliminary Proxy Statement, while the page numbers in DPSG’s responses refer to the page numbers in the Revised Proxy Statement.  Capitalized terms used in this letter but not defined herein have the meaning give to such terms in the Revised Proxy Statement.

We have supplementally provided a marked copy of the Revised Proxy Statement against the Preliminary Proxy Statement to facilitate the Staff’s review.

Governance of the Combined Company Following the Merger
Board of Directors, page 95

1.                                      We note the disclosure that Mondelēz LLC will initially appoint its general counsel and chief financial officer as directors. Please identify the individuals who will be appointed.

DPSG advises the Staff that it will identify the individuals that Mondelēz LLC will appoint prior to or in the definitive proxy statement.

Certain Non-GAAP Pro Forma Information, page 128

2.                                      Please revise the titles ‘As reported’ and ‘As adjusted’ presented in the table on page 129 to indicate clearly that ‘As reported’ is derived from pro forma combined statement of income and ‘As adjusted’ is a non-GAAP measure.

DPSG has revised the disclosure on page 129 of the Revised Proxy Statement in response to this comment.

Unaudited Pro Forma Financial Information

Notes to Unaudited Pro Forma Combined Financial Information

5. Unaudited Pro Forma Combined Balance Sheet Adjustments

B. Cash and Cash Equivalents, page 139,

I. Long Term Obligations, page 141 and

L. (c) Adjustments to Additional Paid in Capital, page 142

3.                                      To enhance reader’s understanding, please revise to include the cross reference to the corresponding adjustments for each of the components.

DPSG has revised the disclosure on pages 139, 141 and 143 of the Revised Proxy Statement in response to this comment.

G. Current and Non-current Deferred Revenue, page 140

4.                                      Please explain to us and revise to clarify your disclosure “no continuing performance obligations by DPSG exist for the arrangements with PepsiCo and Coca-Cola.” In this regard, address the legal performance obligations for the arrangements with PepsiCo and Coca-Cola assumed by the combined entity.

In accordance with ASC 805, deferred revenue must be measured at fair value, which typically reflects how much an acquirer has to pay to assume the liability. DPSG advises the Staff that the only performance obligation DPSG has (and the combined company will have) with PepsiCo and Coca-Cola is to be prepared to sell and deliver all concentrates used in the manufacture of beverages under the arrangements as PepsiCo and Coca-Cola place orders for these concentrates. Due to the nature of the performance obligation of the combined company, there are no direct incremental costs to fulfill the performance obligation as of the closing of the Transaction. DPSG has revised the disclosure on page 140 of the Revised Proxy Statement to include this additional disclosure in response to this comment.

I. Long Term Obligations, page 141

5.                                      We note your disclosure on page 16 of Form 10-K for the year ended December 31, 2017, that DPSG is required to repurchase all outstanding senior unsecured notes of each series at 101% of the principal amount plus accrued and unpaid interest to the date of repurchase if DPS undergoes a change of control and receive a credit rating downgrade below investment grade. We also note your disclosure on page 44 of Form 10-K for the year ended December 31, 2017, that subsequent to December 31, 2017 and as a result of the Transaction, Moody’s has placed DPS ratings under review for downgrade and S&P has placed DPS as Creditwatch Negative. Please tell us and disclose how you considered these events change of control and potential repurchase of senior unsecured notes and their impact on your pro forma financial statements. Revise your disclosures as appropriate.

DSPG advises the Staff that it does not expect to receive a credit rating downgrade below investment grade with respect to its senior unsecured notes in connection with the Transaction. Following the announcement of the Transaction and based on its disclosed terms, each of S&P, on January 29, 2018, and Moody’s, on January 29, 2018 and January 30, 2018, released public statements indicating their expectation that the combined company would continue to be rated investment grade following the closing.  Accordingly, based on such statements as well as the proposed capital structure of the combined company, including the proposed refinancing of certain indebtedness of Maple outstanding prior to the consummation of the Transaction, the anticipated value creation and synergies of the Transaction and the anticipated timing of closing of the Transaction, DPSG expects that these senior unsecured notes will continue to be rated investment grade following the closing date and that the combined company will not be required to make a change of control offer. In response to this comment, DPSG has revised the disclosure on pages 60 and 141 of the Revised Proxy Statement to include such disclosure with respect to its expectation that its outstanding senior unsecured notes will retain their investment grade rating.

K. Deferred Tax Liabilities, page 141

6.                                      We note from your disclosure that the estimate of deferred taxes was determined based on the changes in the book basis of the net assets to be acquired compared to the historical basis reflected in DPSG’s historical financial statements. Please revise to disclose the amount of each component of the deferred taxes and the significant assumptions that were used to calculate the amount of deferred taxes. In addition, clarify how a weighted average statutory rate of 26.50% was derived.

DPSG has revised the disclosure on page 141 of the Revised Proxy Statement in response to this comment.

6. Statement of Income Adjustments

B. Interest Expense, page 143

7.                                      Please explain to us how the interest expense computed here is consistent with the additional long term obligations disclosed in Note 5(I), page 137. Revise your disclosures as necessary.

DPSG has revised the disclosure on page 141 of the Revised Proxy Statement to include the additional long-term obligation disclosure in response to this comment. In addition, the Revised Proxy Statement reflects updated assumptions with respect to interest rates.

D. Provision for Income Taxes, page 143

8.                                      Please revise to disclose the impact on the income tax (benefit) expenses from the Tax Cuts and Jobs Act of 2017. Refer to Rule 11-02(c)(4) of Regulation S-X.

DPSG has revised the disclosure on page 145 of the Revised Proxy Statement in response to this comment.

Comparative Historical and Unaudited Pro Forma Per Share Data, page 145

9.                                      Please tell us why you have not included the historical data for Maples and explain to us how your computation of ‘Equivalent Basis Unaudited Pro Forma Combined’ data reflects the exchange ratio discussed on page 60 and elsewhere. Refer to the guidance in Schedule 14A, instruction 2 to Item 14 paragraph b(10). Revise your disclosures as appropriate.

DPSG has revised the disclosure beginning on page 147 of the Revised Proxy Statement to include historical data for Maple and equivalent pro forma per share data reflecting the exchange ratio in response to this comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Maple, page 157

10.                               Please discuss any known trends and uncertainties that will have, or are reasonably likely to have, a material impact on Maple’s net sales or income or result in Maple’s liquidity decreasing or increasing in any material way. For example, we note the disclosure on page 160 that the decrease in pod net sales was partially due to a “decline in net price realization due to strategic price reductions on negotiated terms of partner and private label contract extensions as well as increased promotional activity on owned and licensed brands.” If this is a known trend that is reasonably likely to materially impact Maple’s net sales, please disclose. See Item 303(a) of Regulation S-K.

The Revised Proxy Statement has been revised on page 160 to include trends and uncertainties affecting Maple’s business in response to this comment.

11.                               Please include a separate discussion and analysis of the historical results of Fiscal 2017, the predecessor period from September 27, 2015 to March 2, 2016 and the successor period from December 4, 2015 to September 24, 2016 to comply with Item 303 of Regulation S-K.

The Revised Proxy Statement has been revised beginning on page 163 to present a separate, stand-alone discussion and analysis of Maple’s historical results with respect to each of the periods referenced above in response to this comment.

12.                               We note your discussion and analysis of your results of operations compares both the 2017 and 2015 years versus a combined 2016 fiscal period and the combined period represents the sum of the predecessor and successor periods in 2016. You also disclose on page F-11 that the financial information prior to the acquisition is not comparable to the financial information subsequent to the acquisition. Considering the change in basis of accounting, please explain to us why you believe it is appropriate to compare the combined results in fiscal 2016 period to fiscal 2017 and fiscal 2015. Alternatively, if you include a supplemental discussion of the combined fiscal 2016 results, it should reflect all relevant pro forma adjustments in accordance with Article 11 of Regulation S-X and not be more prominent than your separate discussion of your historical results of operations. Please revise or advise.

In response to this comment, the MD&A in the Revised Proxy Statement has been revised to include a separate discussion and analysis of the historical results with respect to each of the periods referenced in comment 11 and to remove period to period comparative discussions other than with respect to the thirteen weeks ended December 30, 2017 and December 24, 2016 (each of which are “successor” periods).  In addition, the Revised Proxy Statement has been revised to remove the discussion and analysis with respect to the combined 2016 fiscal year.

13.                               We note you have identified the combined results for the fiscal 2016 period as non-GAAP measures. Please explain to us why you believe these measures are considered to be non-GAAP and tell us how you have complied with the requirement to provide reconciliation to the directly comparable GAAP measure and other disclosure requirements of Item 10(e) of Regulation S-K.

The Revised Proxy Statement has been revised to remove Maple’s discussion and analysis with respect to the combined results for the fiscal 2016 period.

Gross Profit, page 162

14.                               We note you provide discussion and analysis of net sales by major product category. Please revise to discuss and analyze gross profit by major product category.

Maple believes providing a discussion of its gross profit by major products would be of limited utility to investors given Maple’s focus on its Keurig system as a whole. Further, following the consummation of the Transaction, Maple believes discussion of results by Maple’s current product types would be of even less significance and relevance to the combined company based upon the preliminary view of operating segments. Therefore, Maple has determined that such discussion would not be helpful or material to investors. In light of the foregoing, Maple has determined to remove from the Revised Proxy Statement the breakdown of net sales by product category.  In its place and in response to other comments regarding the MD&A, the Revised Proxy Statement includes additional information with respect to sales volume.

Selling, General and Administrative (“SG&A”) Expenses, page 164

15.                               We note you attributed multiple factors for the changes in selling, general and administrative expenses between fiscal year periods. Please revise to quantify these factors.

In response to comment 11, the Revised Proxy Statement no longer contains year-on-year comparative discussion of line items.

Liquidity and Capital Resources
Operating Activities, page 172

16.                               We note significant fluctuations in cash provided by operating activities during the periods presented. Please expand your disclosure to include a robust discussion describing and quantifying the specific effects of the drivers that contributed to the material changes in your operating cash flows for the periods presented. The disclosure should also include a discussion of the underlying reasons for changes in working capital items that affect operating cash flows. See guidance in Section IV.B.1 of SEC Release 33-8350.

The Revised Proxy Statement has been revised beginning on page 173 in response to this comment.

Material U.S. Federal Income Tax Consequences of the Transactions, page 181

17.                               We note your disclosure that DPSG stockholders will not recognize gain or loss for U.S. federal income tax purposes as a result of the merger, although DPSG stockholders will be subject to tax with respect to the special cash dividend. Please disclose the name of counsel providing the tax opinion and describe tax counsel’s conclusions on the material federal tax consequences.

DPSG’s response to this comment was discussed with the Staff.

DPSG stockholders will not recognize gain or loss for U.S. tax purposes as a result of the merger because DPSG is not a party to the merger (pursuant to which Maple will merge with a subsidiary of DPSG) and DPSG stockholders will retain their shares of DPSG in the Transactions.  As DPSG believes is customary for a transaction of this structure, the merger agreement does not provide for any opinion to DPSG or its stockholders confirming the foregoing with respect to the merger.

The special cash dividend payable to DPSG stockholders will be taxable for U.S. federal income tax purposes.  DPSG does not believe a legal opinion confirming this would provide any additional material information to the DPSG stockholders, and the merger agreement does not contemplate any such tax opinion with respect to the special cash dividend.

The proxy statement identifies McDermott Will & Emery LLP (“MWE”) as tax counsel to Maple. The merger agreement provides that if MWE delivers an opinion that, as a result of a change in law occurring after January 29, 2018, it is unable to provide an opinion that the merger will be tax free to Maple’s stockholders and Maple is unable to obtain such an opinion from an alternative tax counsel,  then the conditions to Maple’s obligation to effect the merger will be deemed not satisfied. However, any opinion MWE may provide to Maple would address only the tax consequences to the stockholders of privately held Maple, which will be a party to the merger.  This opinion would provide no additional material information to the DPSG stockholders.

DPSG has revised the disclosure on pages 25 and 183 of the Revised Proxy Statement to better clarify the foregoing.

18.                               Please disclose whether you will recirculate and resolicit if the condition to receive a tax opinion is waived and the change in tax consequences is material.

Please refer to the response to Comment 17.

Notes to Consolidated Financial Statements

13. Income Taxes, page F-38

19.                               Please disclose the amount of undistributed earnings of your foreign subsidiaries for the periods presented as required by ASC 740-30-50-2.

Maple advises the Staff that as of December 30, 2017, September 30, 2017 and September 24, 2016, Maple had $90.0 million (for which taxes have been provided), $47.1 million, and $199.6 million, of undistributed foreign earnings, respectively. The Revised Proxy Statement has been revised to include this disclosure on page F-41.

In addition, in a conversation on April 9, 2018, Michael Killoy of the Staff, raised two additional comments with the undersigned. In response to these comments,  DPSG (i) confirms that it will include its Annual Report to Stockholders required by Rule 14a-3 under the Securities Exchange Act of 1934, as amended, with the mailing of the definitive proxy statement to its stockholders, and (ii) has revised the disclosure on page 6 of the Revised Proxy Statement to clarify that the amount of the special cash dividend that is treated as a dividend for U.S. federal income tax purposes and paid to a DPSG stockholder who is a U.S. Holder may be eligible for favorable tax rates, but that the example provided does not provide a calculation of the amount of tax that will be imposed.

Please contact the undersigned at 212.309.6843 or Jeff Letalien at 212.309.6763, each of Morgan, Lewis & Bockius LLP, counsel to DPSG, if you have any questions regarding the foregoing.

Very truly yours,

/s/ Howard Kenny

cc: Dr Pepper Snapple Group, Inc.

Maple Parent Holdings Corp.

Deloitte & Touche LLP